NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

April 26, 2023

Kristin Lochhead

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Ludwig Enterprises, Inc.

Draft Registration Statement on Form S-1

Filed February 15, 2023

CIK No. 0001960262

Dear Ms. Lochhead:

This is in response to the letter of comment of the Staff dated March 14, 2023, relating to the captioned Registration Statement on Form S-1 of Ludwig Enterprises, Inc. (the “Company”). The comments of the Staff is addressed below, seriatim:

Draft Registration Statement on Form S-1 Submitted February 15, 2023

Prospectus Summary

Our Company, page 3

1.	Please expand your disclosure here to explain what “inflammatory genetic markers” are and how your products use them. Please also provide a brief description of your “mRNA genomic methodology.”

Revisions to the subject disclosure that provide more specificity have been made, in response to such comment.

2.	Please revise your disclosure to provide a brief description of your two products, the My RNA for Life Home Test Kits and the My RNA for Life Genetic Centric Supplements.

Revisions to the subject disclosure that describe the Company’s products have been made, in response to such comment.

3.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of the opportunity you see for your business and your planned product launches for 2023 with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, revise your disclosure to also discuss your history of recurring net losses, limited experience commercializing products and the fact that you have not yet established sales, marketing, large scale manufacturing or distribution capabilities.

Revisions to the subject disclosure to balance the disclosure have been made, in response to such comment. In addition, revisions have been made to discuss the Company’s history of recurring net losses, its limited experience commercializing products and its lack of established sales, marketing and distribution capabilities.

Risk Factors

If we fail to effectively manage our growth, our business will be harmed, page 7

4.	We note your disclosure that as you continue preparing for your service and product candidates to enter the market, you "will begin to and will continue to slow [y]our hiring in the near future." Given that you anticipate using part of the proceeds from this offering for expenditures senior staff and support team personnel, please clarify here your plans for adding personnel in the near future.

Revisions to the subject disclosure to clarify the Company’s plans have been made, in response to such comment.

We are an emerging growth Company and a smaller reporting Company and intend to take advantage of reduced disclosure requirements, page 11

5.	We note your disclosure here and on your cover page that you are an emerging growth company and your election on the cover page that you will use the extended transition period for complying with any new or revised financial accounting standards. Please revise your prospectus to provide more detail regarding your emerging growth company status, including the following:

• Provide a brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934;

• Disclose your election under Section 107(b) of the Act to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act; and

• Describe the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

Revisions to the subject disclosure have been made, in response to such comment.

Our limited operating history makes it difficult for us to estimate correctly our future operating expenses and anticipated revenue sources, page 11

6.	We note your statement: "The amount and sources of these revenues will depend on the success of the league, its teams, our marketing efforts, our ability to secure new sponsorships, our perception by fans, the general public, and other factors that are difficult to forecast accurately." Please revise to clarify how these factors on which your anticipated revenues will depend are related to your business.

Revisions to the subject disclosure that properly address the Company’s situation have been made, in response to such comment.

Risks Relating to Our Organization and Structure

Our common stock is thinly traded and experiences wide share price fluctuations, low share prices and minimal liquidity, page 22

7.	We note that this risk factor as well as the two following risk factors under the headings, "Because this offering does not have a minimum offering amount, we may not raise enough funds to continue operations" and "Because this offering is a self-underwritten “best effort” basis offering, we may not raise enough capital to fund our business goals and/or objective" appear to be repeated in this section. Please revise to remove the duplicative risk factor disclosure.

The duplicative risk factors have been removed, in response to such comment.

Use of Proceeds, page 23

8.	Please revise your use of proceeds to briefly describe the principal purposes for which the net proceeds are intended to be used. For example, please briefly outline your program for the addition of equipment, your marketing plans, your addition of senior staff and support team members and the expenses related to accounting and regulatory compliance. Please also define "company awareness" and briefly explain your plans related to this purpose. Additionally, with respect to the funds you intend to put towards your research and clinical trials, please provide further details with respect to what aspects of your research and clinical development you intend to support with these funds, including reference to how far into the research and development processes the proceeds will enable you to reach. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please ensure that the order of priority of such purposes is given, as well as the amount and sources of other funds needed. Refer to Item 504 of Regulation S-K.

Revisions to the subject disclosure that provide a narrative of the Company’s intended use of offering proceeds, including its intentions with respect to “company awareness” expenditures, have been made, in response to such comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Nine Months Ending September 30, 2022, compared to the Nine Months Ended September 30, 2021, page 28

9.	Revise to provide a more detailed discussion about the individual line items in your statement of operations. For example, disclose the nature of general and administrative and research and development expenses incurred during the period. You should also include a discussion of material financing expenses, such as the gain on debt extinguishment recognized during the nine months ended September 30, 2022. Refer to Item 303 of Regulation S-X.

The disclosure has been revised to present information for the years ended December 31, 2022 and 2021, and to include revisions that respond to such comment.

Convertible Promissory Notes, page 29

10.	We note your disclosure of the various convertible notes you have entered into as well as terms related to those notes. Please revise your disclosure to include all material terms of the notes including, restrictive covenants on the conduct of your business (if any), the interest rate, and any termination provisions. We also note that you state on page 46 that the notes issued to Homeopathic Partners, Inc. on February 7, 2021 and November 4, 2021 are in default. Please revise your disclosure to discuss any material default provisions related to your notes and the risks to your business from these notes specifically being in default. Additionally, revise your risk factor disclosure on page 18 as necessary to reflect any risks specific to these notes being in default.

Revisions to the subject disclosure have been made, to reflect the accurate status of each convertible note and to state the material terms of such convertible notes. Please be advised neither of the two identified convertible notes issued to Homeopathic Partners, Inc. were, and are not now, in default. The prior disclosure that indicated otherwise was included due to scrivener’s error.

Critical Accounting Policies, page 31

11.	You indicate that your significant accounting policies are fully described in your financial statements, beginning on page F-1. As required by Item 303(b)(3) of Regulation S-X, provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates has had or is reasonably likely to have on financial condition or results of operations to the extent the information is material and reasonably available.

Revisions to the subject disclosure have been made, in response to such comment.

Business

Background, page 31

12.	We note that you were incorporated in 1988, but that your two operating subsidiaries were acquired only within the past year. Please revise your disclosure in the business section to describe the material developments of your business prior to these acquisitions. Refer to Item 101(h) of Regulation S-K.

Revisions to the subject disclosure have been made, in response to such comment.

Current Research Study, page 32

13.	We note that in December 2022 you received IRB approval for your study. Please revise your disclosure to discuss the anticipated timeline for carrying out this study, including any additional regulatory approvals you may need prior to commencement or throughout the course of the study. Please also revise your discussion of the planned study, and any other planned research study, to specify the following information, to the extent known at this time:

• the number of participants in the study;

• the primary and secondary endpoints; and

• any statistical analysis to be performed.

Revisions to the subject disclosure have been made, in response to such comment.

My RNA for Life Genetic Centric Supplements, page 32

14.	We note that your supplements “are made with specific ingredients that have anti-inflammatory properties that may be able to modulate a person’s previously measured inflammatory index or even potentially control further inflammatory reactions and continued disease development.” Please disclose the key ingredients that are in your supplements and discuss how you selected these ingredients and the basis of your belief that they could potentially control inflammatory reactions and disease development.

Revisions to the subject disclosure have been made, in response to such comment.

My RNA for Life Home Test Kits, page 32

15.	We note that as part of your My RNA For Life program you plan to use AI to provide patient specific information, including to predict, identify and help to prevent inflammation. You state that “the combination of mRNA genetic expression and AI could, [you] believe, with a certain degree of accuracy, identify individuals with the potential to develop chronic inflammatory diseases, such as cancer and heart disease.” We also note that you intend to combine mRNA genes with AI “to generate a statistical score.” Please expand here or elsewhere in the Business Section, as appropriate, to explain in greater detail the AI that you utilize including whether it is a technology that you have developed internally and the mechanics of how the AI is applied to generate statistical scores.

Revisions to the subject disclosure have been made, in response to such comment.

Products, page 32

16.	We note a press release on your website dated December 6, 2022 announcing that you acquired an in-perpetuity license from Xikoz, Inc. for a dietary supplement formula that you plan to develop and market. Please revise your disclosure in the Business Section to discuss this licensing arrangement and disclose all material terms, as applicable, including:

• the nature and scope of any intellectual property transferred;

• each parties' rights and obligations;

• quantification of all up-front or execution payments received or paid to date;

• aggregate amounts paid or received to date under the agreement;

• aggregate amounts of all potential development, regulatory and commercial milestone payments;

• quantification of the royalty rate, or a range no greater than 10 percentage points per tier;

• disclosure of the duration of the agreement and when royalty provisions expire; and

• disclosure of termination provisions.

Revisions to the subject disclosure have been made, in response to such comment.

Please also file the agreement as an exhibit. Alternatively, provide an analysis supporting your determination that the agreement is not required to be filed pursuant to Item 601(b)(10)(B)(ii) of Regulation S-K.

The agreement with Xikoz, Inc. has been filed as Exhibit 10.8.

Our Strategy, page 33

17.	We note that you have chosen 48 mRNA genes that your technology uses. Please discuss how and why you chose these specific genes.

Revisions to the subject disclosure have been made, in response to such comment.

18.	We note your statement that “it is [y]our belief that many healthcare professionals are not addressing inflammatory dysfunction.” Please revise to disclose the basis for this belief.

Revisions to the subject disclosure have been made, in response to such comment.

Our Analysis Method, page 34

19.	Please revise your graphic so that all of the fonts are legible.

The graphic has been replaced with a higher grade version, in response to such comment.

Intellectual Property, page 35

20.	Please revise to include the type of patent protection you have applied for and the anticipated expiration date, should the patent application be approved.

Revisions to the subject disclosure have been made, in response to such comment.

Laboratory Developed Test (LDT), page 36

21.	In addition to your discussion of the FDA requirements regarding LDTs, please also disclose any other existing or probable governmental regulations that do or will have a material effect on the business.

Revisions to the subject disclosure have been made, in response to such comment.

Our Planned Marketing and Distribution, page 36

22.	We note that there is currently no insurance coverage for your test kits, but that you “expect to negotiate with insurance companies to, hopefully, have possible coverage in the future.” Please discuss whether there are any risks to your business related to your ability to successfully negotiate insurance coverage for your test kits.

Revisions to the subject disclosure have been made, in response to such comment.

Manufacturing and Distribution, page 37

23.	We note your disclosure here that you have contracted with GIA to manufacture and distribute your testing kits and that you use Grace Health Technology, Inc. as one of your CROs. Please revise your disclosure to include the material terms of the commercial agreements you have with GIA and Grace Health Technology, Inc. Please also file your agreement with GIA as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.

Revisions to the subject disclosure have been made, in response to such comment. Specifically, the disclosure has been revised to reflect the fact that the Company is not a party to an agreement with GIA.

24.	We note that you “intend to store [y]our products in [y]our own facilities,” however, we also note that you currently lease a small office that is sufficient for your current operations. Please clarify whether your current office is suitable for storing the products you aim to manufacture or if you intend to acquire or lease new facilities for the purpose of storing your products.

Revisions to the subject disclosure have been made, in response to such comment.

25.	Please expand your disclosure here to address the sources and availability of raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K.

Revisions to the subject disclosure have been made, in response to such comment.

Management, page 39

26.	We note you have retained Dr. Hausman and Dr. Ambert as consultants. We also note that you have filed as Exhibit 10.5, a consulting agreement with Homeopathic Partners. To the extent you are dependent on your agreements with these consultants, please revise your disclosure to discuss the material terms of each agreement. Please also file your agreement with Dr. Ambert as an exhibit or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.

Revisions to the subject disclosure have been made, in response to such comment. In addition, the agreement with Dr. Ambert has been filed as Exhibit 10.7.

Executive Compensation, page 41

27.	Please update your executive compensation disclosure for your latest fiscal year ended December 31, 2022. Refer to Item 402(l) of Regulation S-K.

Revisions to the subject disclosure have been made, in response to such comment.

Security Ownership of Certain Beneficial Owners and Management, page 42

28.	Please provide the address for each beneficial owner listed in the table. Refer to Item 403(a) of Regulation S-K.

Revisions to the subject disclosure have been made, in response to such comment.

Item 16. Exhibits and Financial Statement Schedules, page II-2

29.	Please file your Bylaws as Exhibit 3.3.

The Company’s Bylaws have been filed as Exhibit 3.3.

General

30.	Please file the filing fee table as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

The filing fee table has been filed as Exhibit 107, pursuant to Item 601(b)(107) of Regulation S-K.

31.	Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Revisions to the subject disclosure have been made, in response to such comment.

_____________________________

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Ludwig Enterprises, Inc.